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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  316828 60 7
                                  -----------
                                 (CUSIP Number)

                              Harry E. Figgie, Jr.
                            25550 Chagrin Boulevard
                     Beechwood, OH  44122     216/514-4999
                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 30, 1997
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ____.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (continued on following pages)
                             (Page 1 of 3 Pages)

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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         This Statement on Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction

         On July 2, 1997, Harry E. Figgie, Jr. entered into a Stock Option Agreement (the "Stock Option Agreement") with The Heico Companies, L.L.C. ("Heico"), pursuant to which Mr. Figgie granted to Heico an option to purchase 235,637 shares of Class B Common Stock of Figgie International Inc. (the "Issuer") at a price of $15.00 per share, subject to increase upon certain conditions. Section 5.1 of the Stock Option Agreement provides that the Stock Option Agreement shall terminate "at the earliest of . . . (d) September 30, 1997, unless Heico has, within ten days prior to such date, reaffirmed publicly and in writing the effectiveness of the Merger Proposal." Heico has not, within the ten days prior to September 30, 1997, reaffirmed publicly and in writing the effectiveness of the Merger Proposal. Thus by its terms the Stock Option Agreement is terminated.

         Other than as set forth above, there are no changes in this Item.

Item 5.  Interest in Securities of the Issuer

         Class A Common Stock:

         In July, the Reporting Persons disposed of 180,274 shares of Class A Common Stock in the following transactions:

Person                                                     Price
Effecting                                                  Per
Transaction                      Date       Amount         Share
Harry E. Figgie, Jr. Trust       7/7/97     50,000         $14.25
Harry E. Figgie, Jr. Trust       7/7/97      7,000         $14.3125
Harry E. Figgie, Jr. Trust       7/8/97     43,000         $14.3125
Harry E. Figgie, Jr. Trust       7/16/97    10,274         $14.25
Harry E. Figgie, Jr. Trust       7/18/97     6,000         $14.00
Harry E. Figgie, Jr. Trust       7/21/97    64,000         $14.00

All dispositions were made on the open market. As a result of these transactions, the Reporting Persons beneficially own Class A Common Stock in the following amounts: Harry E. Figgie, Jr. has sole voting and dispositive power with respect to 115,057 shares of Class A Common Stock. In addition, 37,844 shares of Class A Common Stock are held by The Clark-Reliance Corporation, a corporation of which Mr. Figgie is a director and holder of a minority of the shares, the remainder of which are held by members of Mr. Figgie's family. Mr. Figgie disclaims beneficial ownership of all shares beneficially owned by The Clark-Reliance Corporation, and this report shall not be deemed as admission that Mr. Figgie is the beneficial owner of such shares for the purposes of Sections 13(d) and 16 of the Securities Exchange Act of 1934 or for any other purpose.

         Other than as set forth above, there are no changes in this item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Stock Option Agreement has terminated pursuant to its terms as summarized in the response to Item 4.


Item 7.  Material to Be Filed as Exhibits
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                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Dated:  September 30, 1997


                                  By:  /s/ Harry E. Figgie, Jr.
                                       -------------------------
                                       Harry E. Figgie, Jr.


                                  By:  /s/ Nancy F. Figgie
                                       -------------------------
                                       Nancy F. Figgie


                                  By:  /s/ Harry E. Figgie, III
                                       -------------------------
                                       Harry E. Figgie, III


                                  By:  /s/ Mark P. Figgie
                                       -------------------------
                                       Mark P. Figgie


                                  By:  /s/ Matthew P. Figgie
                                       -------------------------
                                       Matthew P. Figgie


                                  By:  /s/ Harry E. Figgie, Jr.
                                       -------------------------
                                       Harry E. Figgie, Jr.
                                       for the Figgie Family
                                       Foundation


                                  By:  /s/ Dennis Pesek
                                       --------------------------
                                       Dennis Pesek for
                                       the Clark-Reliance
                                       Corporation